UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 21)*

                     LATSHAW ENTERPRISES, INC.
                        (Name of Issuer)

            COMMON STOCK, $2.00 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                            518399100
                         (CUSIP Number)

                          JOHN LATSHAW
                      5049 WORNALL, APT. 2C
                   KANSAS CITY, MISSOURI 64112
                         (816) 361-6161
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          JUNE 24, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP NO. 518399100

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     JOHN LATSHAW   ###-##-####

2.   Check the appropriate Box if a Member of a Group   (a) / /
                                                        (b) /X/

3.   SEC Use Only

4.   Source of Funds
     BK

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             / /

6.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA

7.   Sole Voting Power
     154,434

8.   Shared Voting Power
     88,000

9.   Sole Dispositive Power
     430,586

10.  Shared Dispositive Power
     266,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     704,434

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     73.4%

14.  Type of Reporting Person
     IN

                          INTRODUCTION

     This Amendment No. 21 to Schedule 13D is being filed to report a transaction by the reporting person inadvertently omitted from Amendment No. 20 to Schedule 13D.
This Amendment No. 21 is the second electronic amendment to the reporting person's paper format Schedule 13D. Unless otherwise provided, all terms used herein which have been defined in the
Schedule 13D or any prior amendments thereto have the same meanings as used herein.

ITEM 1.   SECURITY AND ISSUER.

     No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

     No material change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change, except as follows:

     Mr. Latshaw purchased 3,700 Shares for aggregate consideration of $26,825 on June 24, 1996. The source of the funds used for the purchase of Shares reported herein was funds borrowed by Mr. Latshaw for such purpose pursuant to a line of credit with a commercial bank. The transaction is more fully described in Item 6 hereof.

ITEM 4.   PURPOSE OF TRANSACTION.

     No material change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Mr. Latshaw beneficially owned 704,434 Shares on
July 15, 1996, which he believes to be 73.4% of the entire class of Shares of the Issuer. The amount beneficially owned includes 278,000 Shares which Mr. Latshaw has the present right to acquire upon conversion of Debentures owned by him, 6,000 Shares which Mr. Latshaw has the present right to acquire pursuant to the 1987 Employee Stock Benefit Plan, 1,848 Shares allocated to Mr. Latshaw's account in the Company's ESOP which Mr. Latshaw has the right to vote and 266,000 Shares owned by Con-Lib Holding Company, a Missouri general partnership (the "Partnership"). Mr. Latshaw holds a 50.2% interest in the Partnership. Mr. Latshaw owns no additional Shares beneficially.

     (b)  No material change, except as follows:

     Mr. Latshaw has sole power to vote and dispose of 152,586 Shares owned by him personally, sole power to dispose of Debentures owned by him personally which are convertible into 278,000 Shares, sole power to vote 1,848 Shares allocated to Mr. Latshaw's account in the Company's ESOP and shared power to vote 88,000 Shares and to dispose of 266,000 Shares beneficially owned by the Partnership.

     (c) Mr. Latshaw purchased on the open market 3,700 Shares of the Issuer at a price of $7.25 per Share on June 24, 1996.

     (d)  No material change.

     (e)  No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change, except as follows:

     As previously reported, Mr. Latshaw has executed a Promissory Note and is a party to a Security Agreement with a
commercial bank.   Mr. Latshaw used advances under the line of
credit created thereby to make the purchases of Shares described in Item 5(c) hereof. None of the Shares or Debentures owned by Mr. Latshaw are pledged pursuant to the Security Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.     Stock Option Agreement, dated February 3,
                    1993 (incorporated herein by reference
                    from Exhibit 1 to Amendment No. 20 to the
                    Schedule 13D, dated July 2, 1996).

     Exhibit 2. Con-Lib Holding Company Partnership Agreement dated November 16, 1993 (incorporated herein by reference from Exhibit 2 to Amendment No. 19 to the Schedule 13D, dated February 25,
                    1994).

     Exhibit 3. Loan Agreement and Security Agreement dated February 10, 1994 by and between Con-Lib Holding Company and John Latshaw, Trustee U/D/T Dated January 22, 1993 (incorporated herein by reference from Exhibit 3 to Amendment No. 19 to the Schedule 13D, dated February 25, 1994).

     Exhibit 4. Form of Debenture issued to Mr. Latshaw (incorporated herein by reference from
                    Exhibit 4(a) to Post-Effective Amendment No.
                    1 to the Registration Statement on Form S-2 of the Issuer, Registration No. 33-51008, filed with the Commission on October 8,
                    1992).

    Exhibit 5.     Indenture, dated October 6, 1992, by and
                    between the Issuer and Mark Twain Bank
                    (incorporated herein by reference from
                    Exhibit 4(a) to Post-Effective Amendment No.
                    1 to the Registration Statement on Form S-2 of the Issuer, Registration No. 33-51008, filed with the Commission on October 8,
                    1992).


    The Promissory Note and Security Agreement pursuant to which Mr. Latshaw obtained a secured loan to purchase Shares were previously filed with Amendment No. 20 to Schedule 13D in paper format pursuant a Request to Withhold Bank Documents from Public Disclosure.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 15, 1996                     /s/John Latshaw
                                  John Latshaw